UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15-d16 OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT: SEPTEMBER 12, 2007
Commission File Number 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE

(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐                    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of a press release of Capital Product Partners L.P., dated September 12, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated:  September 12, 2007

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES INTENTION TO ACQUIRE
PRODUCT TANKER M/T ATTIKOS

ATHENS, Greece, September 12, 2007 -- Capital Product Partners L.P. (Nasdaq: CPLP - News) announced today that the company has signed a non-binding letter of intent to acquire the 12,000dwt double hull product tanker M/T Attikos, built in 2005, for an aggregate proposed purchase price of US$23 million from Capital Maritime & Trading Corp, the owner of its general partner.  M/T Attikos is chartered to Trafigura Beheer B.V., a large commodities trader based in The Netherlands with a remaining charter term of approximately 24 to 26 months at the gross rate of US$13,850 per day (net rate US$13,503). The operating expenses will be fixed for the next 5 years at a daily rate of US$5,500, which includes the special survey/dry docking of the vessel due in 2010.  Capital Product Partners expects the annual contribution associated with the acquisition of M/T Attikos to the distributable cash flow to be approximately 4 cents per unit. The acquisition of M/T Attikos is subject to the execution of definitive agreements, the satisfaction of customary conditions to closing and approval by the conflicts committee and the Board of Directors of Capital Product Partners.  The company intends to fund the acquisition by borrowing US$20.5 million under its existing revolving credit facility and the remaining US$2.5 million from available cash.

“We are pleased that Capital Product Partners is in the process of completing its first accretive acquisition 5 months after its initial public offering”, stated Ioannis Lazaridis, the Chief Executive Officer and Chief Financial Officer of Capital Product Partners’ general partner. “We are also very excited about the acquisition of M/T Attikos as it establishes the Partnership’s presence in the “small product tanker” segment, which we believe to be well supported by favourable industry fundamentals. The Partnership is well positioned to grow further in this segment, as Capital Maritime, the parent of our GP, currently owns an additional 12 small product tankers, one of which is currently in the water and 11 of which are under construction and expected to be delivered in 2008 and 2009.”

Vessel and Charter Details

Name	Deadweight	Built	Charterer	Net Daily Charter Rate	OPEX	Profit Sharing	Earliest Redelivery under Charter	Latest Redelivery under Charter
M/T Attikos	12,000 MT	Baima Shipyard, China	Trafigura Beheer B.V.	US$13,503	US$ 5,500 per day fixed for 5 years	No	12/9/2009	12/11/2009

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq: CPLP - News), a Marshall Islands master limited partnership, is an international owner of medium-range product tankers. Following the intended acquisition of the M/T Attikos, Capital Product Partners L.P. will own eleven product tankers including Ice Class 1A MR tankers and has an agreement to purchase five additional product tankers from Capital Maritime & Trading Corp. All sixteen vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley, Overseas Shipholding Group Inc and Trafigura Beheer B.V.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. Capital Product Partners L.P. expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common units.

Contacts:

Robert Ferris
RF|Binder Partners Inc.
+1 (212) 994-7505
Robert.ferris@rfbinder.com

Ioannis Lazaridis
Chief Executive Officer and Chief Financial Officer
Capital GP L.L.C.
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Jerry Kalogiratos
Commercial Officer
Capital Maritime & Trading Corp.
+30 (210) 4584 950
j.kalogiratos@capitalmaritime.com